JOINT LIABILITY INSURANCE AGREEMENT

The Trustees of Hatteras 1099 Advantage Fund, Hatteras 1099 Advantage Institutional Fund, and Managers of Hatteras Capital Investment Management, LLC (collectively, the “Parties” or “Insureds,” and individually, a “Party” or “Insured”) have approved the joint purchase of a trustees and officers professional liability insurance policy (the “Policy”) issued by [__________________] (the “Insurer(s)”) in the total coverage amount of [$________].

Under the Investment Company Act of 1940, as amended (the “1940 Act”), a joint liability insurance policy is permitted only if the conditions set forth in 1940 Act Rule 17d-1(d)(7) are met.  Such conditions are explained in more detail in 1940 Act Release Nos. 10700 (May 16, 1979) and 10891 (October 4, 1979), in which Rule 17d-1(d)(7) was proposed and adopted, respectively.  This Agreement confirms certain agreements among the Parties, which were taken into account by the Trustees and Managers in approving the purchase of the Policy, relevant to meeting such conditions.

Premium Allocations.  The Trustees and Managers of the Parties approved the Policy through [______________] in consideration for the payment of an aggregate premium of [$________].  The premium shall be allocated to each of the Insureds fairly and reasonably in accordance with Rule 17d-1(d)(7), which requires that the allocation of the premium to each of the Insureds be based on the proportionate share of the sum of the premiums that would have been paid if the insurance coverage were purchased separately by the Insureds.

The Insureds have been advised that the allocations of the aggregate premium should be ___% (or $_______) to Hatteras 1099 Advantage Fund, ___% (or $_______) to Hatteras 1099 Advantage Institutional Fund and ___% (or $_______) to Hatteras Capital Investment Management, LLC.  These percentages will be revised as applicable based on the relative ______, 2009 net asset percentages for each Party.

Other Allocations.  In no event shall any of the Insureds be deprived of the benefit of the portion of the coverage of the Policy represented by the portion of the aggregate premium it has paid.  This benefit includes the minimum coverage amount and, if unused by other Parties, excess coverage up to the total coverage amount of [$__________].  In the event the Insurer(s) pay the maximum coverage amount of [$__________] under the Policy, any excess coverage paid by the Insurer(s) over the aggregate minimum coverage amounts paid by the Insurer(s) to the Insureds making claims under the Policy will be allocated to each such Insured in the same proportion that the [_____________] net asset percentage of each such Insured bears to the aggregate [_____________] net asset percentages of all Insureds making claims under the Policy.  Any payment made by the Insurer(s) shall be allocated (including retroactive reallocation, if necessary) among the Insureds as necessary.  If claims are made against more than one of the Insureds which are considered a single claim for purposes of the Policy and the deductible is limited as a result, such deductible shall be allocated in a manner similar to the allocation of any payments made by the Insurer(s), with adjustment as appropriate to reflect the particulars of such claims.  It is the intent of the paragraph that none of the Insureds shall effectively receive diminished insurance coverage by virtue of its purchase of joint, as opposed to separate, insurance.  For purposes of this paragraph, the term “Insureds” means the aggregate of an Insured entity named in the Policy issued by ___________ or Endorsements relating thereto and such entity's existing or former Trustees, officers, partners or employees which are Insureds as that term is defined in the Policy.

In the event the Policy is amended, modified, supplemented, extended, continued or renewed (and provided that each Insured has consented to such action), the Policy as so amended, modified, supplemented, extended, contained or renewed shall continue to be deemed the “Policy” for purposes of this Agreement and the agreements set forth herein shall continue in effect with respect thereto.

In view of the conditions set forth in 1940 Act Rule 17d-1(d)(7), no amendment or modification of this Agreement, and no consent of any Party contemplated by the preceding paragraph thereof, shall be effective unless authorized by the Trustees of such Party, including a majority of the Trustees who are not “interested persons” thereof, as the case may be.  A majority of the Trustees who are not “interested persons” must determine at least annually that the standards set forth in Rule 17d-1(d)(7) have been satisfied.

This Agreement is executed by or on behalf of the Parties and the obligations hereunder are not binding upon any of their respective Trustees, officers or interest holders individually but are binding only upon the Parties and their respective assets and property.

Each Insured acknowledges receipt of this Agreement and confirms the agreements set forth herein by signing the Agreement.

HATTERAS 1099 ADVANTAGE FUND

BY:
[NAME AND TITLE]

DATE:

HATTERAS 1099 ADVANTAGE INSTITUTIONAL FUND

BY:
[NAME AND TITLE]

DATE:

HATTERAS CAPITAL INVESTMENT MANAGEMENT, LLC

BY:
[NAME AND TITLE]

DATE: